

October 12, 2010

Steven Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, NV 89119

> **Re:** **Ideal Financial Solutions, Inc.**
> **Form 10-12G/A**
> **Filed October 12, 2010**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your response letter dated October 8, 2010 and have the following comment. Where prior comments are referred to, they refer to our letter dated October 6, 2010.

Form 10/A filed October 12, 2010

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note your response to prior comment 2. As previously requested, explain, in reasonable detail, the basis for increasing your accrual for refunds and charge-backs to a rate of 30%, considering that actual charge-backs and refunds for the first six months of 2010 were only 22% of gross sales. Also, tell us the amount by which refunds and charge-backs had increased during April and May 2010 above the normal 19% of gross revenue collected and deferred. In addition, considering the increases in refunds and charge-backs, tell us how you continue to have the ability to reasonably estimate how many customers will likely exercise the right to a refund or charge-back. Refer to SAB Topic 13.A.4.

If you have questions or comments on the financial statements and related matters, please contact Melissa Walsh, Staff Accountant, at (202) 551-3224. If you require further assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief